भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
23.10.2009
Ref. No.:
CO/S&B/JAIN/2009/ 2080

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED FINANCIAL RESULTS FOR HALF YEAR ENDED 30th SEPTEMBER, 2009
CENTRAL BOARD'S MEETING ON 31st OCTOBER 2009
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

SUPPL

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/1976 dated October 23, 2009 addressed to the Bombay Stock Exchange, Mumbai.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl. as above

[redacted]

09047253

RECEIVED
2009 NOV -3 A 10:48

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
27th Floor, Dalal Street,
Mumbai - 400 001

Date : 23-10-2009
Ref. No.: CO/S&B/JAIN/2009/1976

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
UNAUDITED FINANCIAL RESULTS FOR HALF YEAR ENDED 30th SEPTEMBER, 2009
CENTRAL BOARD'S MEETING ON 31ST OCTOBER 2009
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on Saturday, 31st October 2009, to take on record the unaudited financial results of the Bank for the quarter ended 30th September 2009. In terms of Clause 31(c) of the Listing Agreement, we also enclose for your information, three copies of the press release being issued in connection with convening of the meeting on Saturday, 31st October 2009.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl. as above

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021.

FILE NO. 82.4524

A meeting of the Central Board of the Bank will be held on the 31st October 2009 at Mumbai to approve the working results of the Bank for the half year ended 30th September 2009.

Mumbai
Date:

O. P. BHATT
CHAIRMAN

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

RECEIVED 2009 NOV -3 A 10:49

Date :

Ref. No.:

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

CO/S&B/JAIN/2009/1776

24-09-2009

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME
UPDATION AND ENLARGING OF SCOPE

We enclose for your information, a copy of our letter No. CO/S&B/JAIN/2009/1772 24-09-2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(Sunil Damodar)
GENERAL MANAGER
(Shares & Bonds)

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date :

Ref. No.:

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

CO/S&B/JAIN/2009/1772 24-09-2009

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME
UPDATION AND ENLARGING OF SCOPE

In terms of Clause 36 of the Listing Agreement, we advise that the Medium Term Note (MTN) programme for USD 1 billion set up by the Bank in November 2004 was upsized to USD 5 billion in February 2007. The Offering Circular (OC) under the MTN Programme has been updated on 18th September 2009 with the audited financial data as on 31.03.2009 and has been filed with the Singapore Stock Exchange.

Yours faithfully,

(Sunil Damodar)
General Manager
(Shares & Bonds)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No.:

FILE NO. 82.4524

CO/S&B/JAIN/2009/ 2041 24-10-2009

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME
UPDATION OF BANK'S MTN PROGRAMME

We enclose for your information, a copy of our letter No. CO/S&B/JAIN/2009/2035 dated 24-10-2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(S.S.Pradhan)
General Manager

Encl. as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date :

Ref. No.:

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

CO/S&B/JAIN/2009/2035 24-10-2009

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
UPDATION
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we advise that Bank has concluded the issue of USD 750 Million Fixed Rate Senior Notes having a maturity of 5 years at a coupon of 4.50 percent under the Medium Term Notes (MTN) Programme in the form of Regulation S Global Note. The bonds have been issued through our London branch as of 23rd October 2009 and these shall be listed on Singapore Stock Exchange.

Yours faithfully,

(S.S.Pradhan)
General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 30.09.2009

Ref. No.:
CO/S&B/JAIN/2009/ 1818

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY CENTRAL AUDITORS FOR THE YEAR 2009-2010

We enclose for your information, a copy of our letter No. CO/S&B/JAIN/2009/1813 dated 30.09.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(S.W.Tanksale)
General Manager
Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Date : 30.09.2009

Ref. No.: CO/S&B/JAIN/2009/1813

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT : CLAUSE 30
UPDATION-APPOINTMENT OF STATUTORY CENTRAL AUDITORS FOR THE YEAR 2009-2010

Please refer to our letter no. CO/S&B/JAIN/2009/1754 dated 22.09.2009. In this regard, we advise that out of already advised 14 audit firms, the following firms have been newly appointed as Statutory Central Auditors for 2009-2010:

Sr. No.	Name of Auditor
1.	M/s. B. M. Chatrath & Co., Kolkata
2.	M/s. Kalyaniwalla & Mistry, Mumbai
3.	M/s. Essveeyar, Chennai
4.	M/s. K. K. Soni & Co., New Delhi
5.	M/s. Venugopal & Chenoy, Hyderabad
6.	M/s. K. G. Somani & Co., New Delhi
7.	M/s. M.Verma & Associates, New Delhi
8.	M/s. K. C. Mehta & Co., Vadodara
9.	M/s. Dagliya & Co., Bangalore
10.	M/s.Krishnamoorthy& Krishnamoorthy, Kochi

Yours faithfully,

(S.W.Tanksale)
General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date :
Ref. No. 22.09.2009
CO/S&B/JAIN/2009/ 1766

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY CENTRAL AUDITORS FOR THE YEAR 2009-2010

We enclose for your information, a copy of our letter No. CO/S&B/SKT/2009/1754 dated 22.09.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(Sunil Damodar)
General Manager

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Date : 22.09.2009
Ref. No.: CO/S&B/JAIN/2009/1754

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY CENTRAL AUDITORS FOR THE YEAR 2009-2010

In terms of Clause 30(c) of the Listing Agreement, we advise that the Reserve Bank of India, under Section 41, sub-section (1) of the State Bank of India Act, 1955, have appointed the following 14 Statutory Central Auditors of the Bank for the year 2009-10 who shall hold office until the next Annual General Meeting of the Bank :

Sr. No.	Name of Auditor
1.	M/s. B. M. Chatrath & Co., Kolkata
2.	M/s. Kalyaniwala & Mistry, Mumbai
3.	M/s. Essveeyar, Chennai
4.	M/s. K. K. Soni & Co., New Delhi
5.	M/s. Venugopal & Chenoy, Hyderabad
6.	M/s. V. K. Jindal & Co., Ranchi
7.	M/s. K. G. Somani & Co., New Delhi
8.	M/s. A. K. Sabat & Co., Bhubaneswar
9.	M/s. M.Verma & Associates, New Delhi
10.	M/s. Dutta Sarkar & Co., Kolkata
11.	M/s. Gupta & Shah, Kanpur
12.	M/s. K. C. Mehta & Co., Vadodara
13.	M/s. Dagliya & Co., Bangalore
14.	M/s.Krishnamoorthy& Krishnamoorthy, Kochi

Yours faithfully,

(Sunil Damodar)
General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.:.022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
30.07.2009
Ref. No.:
CO/S&B/JAIN/2009/ 1353

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR
THE QUARTER ENDED 30th JUNE , 2009

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/1346 dated 30th July, 2009 addressed to the Bombay Stock Exchange, Mumbai alongwith a copy of the reviewed (unaudited) financial results for quarter ended 30th June 2009..

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl. as above

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED 30TH JUNE 2009

(Rs.in crores)

		Particulars	State Bank of India			State Bank of India (Consolidated)		
			Quarter ended		Year ended	Quarter ended		Year ended
			30.06.2009 (Reviewed)	30.06.2008 (Reviewed)	31.03.2009 (Audited)	30.06.2009 (Reviewed)	30.06.2008 (Reviewed)	31.03.2009 (Audited)
1		Interest Earned (a) + (b) + (c) + (d)	17472.76	13799.80	63788.43	24641.11	20224.08	91447.01
	(a)	Interest/discount on advances / bills	12357.12	10813.99	46404.71	17753.73	14819.26	67285.12
	(b)	Income on Investments	4338.53	3587.94	15574.11	6006.70	5055.20	22079.50
	(c)	Interest on balances with Reserve Bank of India and other inter bank funds	649.09	207.07	1474.38	752.31	253.56	1783.30
	(d)	Others	128.02	70.26	335.22	148.37	96.04	519.09
2		Other Income	3568.75	2403.87	12690.79	8491.59	3523.35	21426.08
3		TOTAL INCOME (1+2)	21041.51	16203.07	76479.22	33132.70	23747.43	112873.09
4		Interest Expended	12467.88	8981.54	42915.29	17534.15	13559.98	58581.42
5		Operating Expenses (i) + (ii)	4919.76	3259.19	15648.70	10714.03	5048.51	26201.15
	(i)	Employee cost	3411.29	2130.95	9747.31	4216.64	2873.78	12626.62
	(ii)	Other Operating Expenses	1508.47	1128.24	5901.39	6497.39	2174.73	13574.53
6		TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	17387.64	12240.73	58563.99	28238.18	18578.47	84827.61
7		OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	3653.87	3962.34	17915.23	4894.52	5168.96	28045.48
8		Provisions (other than tax) and Contingencies (Net of write-back)	172.73	1549.47	3734.87	394.40	2640.28	6000.08
		--- of which provisions for Non-performing assets	1234.24	-347.40	2474.97	1527.45	-97.06	3416.30
9		Exceptional Items	0.00	0.00	0.00	0.00	0.00	376.57
10		Profit from Ordinary Activities before tax (7-8-9)	3501.14	2412.87	14180.46	4500.12	2528.68	17894.83
11		Tax expenses	1170.77	772.08	5059.42	1647.67	848.65	6721.77
12		Net Profit from Ordinary Activities after tax (10-11)	2330.37	1640.79	9121.24	2852.45	1680.03	11173.06
13		Extraordinary items (net of tax expense)	0.00	0.00	0.00	0.00	0.00	0.00
14		Net Profit for the period (12-13)	2330.37	1640.79	9121.24	2852.45	1680.03	11173.06
		Share of Minority	0.00	0.00	0.00	93.92	39.11	217.78
15		Net Profit after Minority Interest	2330.37	1640.79	9121.24	2758.53	1640.92	10955.28
16		Paid-up equity share capital (Face Value of Rs. 10 per share)	634.88	634.88	634.88	634.88	634.88	634.88
17		Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	57312.81	48401.19	57312.81	71758.51	40604.71	71758.51
18		Analytical Ratios						
	(i)	Percentage of shares held by Government of India	59.41%	59.41%	59.41%	59.41%	59.41%	59.41%
	(ii)	Capital Adequacy Ratio						
		Basel I	13.11%	12.99%	12.97%	[redacted]		
		Basel II	14.12%		14.25%			
	(iii)	Earnings Per Share (EPS) (in Rs.)						
		(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	36.71 (not annualised)	25.92 (not annualised)	143.77	43.45 (not annualised)	25.92 (not annualised)	172.48
		(b) Basic and diluted EPS after Extraordinary items	36.71 (not annualised)	25.92 (not annualised)	143.77	43.45 (not annualised)	25.92 (not annualised)	172.48
	(iv)	NPA Ratios				[redacted]		
		(a) Amount of gross non-performing assets	15316.29	10827.81	15588.60			
		(b) Amount of net non-performing assets	8402.45	6298.44	9552.02			
		(c) % of gross NPAs	2.79%	2.42%	2.84%			
		(d) % of net NPAs	1.55%	1.42%	1.76%			
	(v)	Return on Assets (Annualised)	0.92%	0.85%	1.04%			
19		Public Shareholding						
		--- No. of shares	257673022	257673022	257673022			
		--- Percentage of shareholding	40.59%	40.59%	40.59%			
20		Promoters and Promoter Group Shareholding						
	(a)	Pledged/Encumbered						
		Number of Shares	NIL					
		Percentage of Shares (as a percentage of the total shareholding of promoter and promoter group)						
		Percentage of Shares (as a percentage of the total share capital of the company)						
	(b)	Non-encumbered						
		Number of Shares	377207200	377207200	377207200			
		Percentage of Shares (as a percentage of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%			
		Percentage of Shares (as a percentage of the total share capital of the company)	59.41%	59.41%	59.41%			

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Year ended
			30.06.2009 (Reviewed)	30.06.2008 (Reviewed)	31.03.2009 (Audited)
1		Segment Revenue (income)			
	a	Treasury Operations	6385.43	4328.90	19838.88
	b	Corporate / Wholesale Banking Operations	6278.99	4413.93	24241.41
	c	Retail Banking Operations	8377.09	7460.24	32398.93
		Total	21041.51	16203.07	76479.22
2		Segment Results			
	a	Treasury Operations	4073.04	-816.86	3744.64
	b	Corporate / Wholesale Banking Operations	1674.85	1028.11	5071.12
	c	Retail Banking Operations	-1634.07	2627.93	7222.86
		Total	4113.82	2839.18	16038.62
		Add / (Less) : Unallocated	-614.48	-426.31	-1857.96
		Operating Profit	3501.14	2412.87	14180.66
		Less : Income Tax	1170.77	772.08	5059.42
		Less : Extraordinary Profit / Loss	0.00	0.00	0.00
		Net Profit	2330.37	1640.79	9121.24
3		Capital Employed (Segment Assets - Segment Liabilities)			
	a	Treasury Operations	19303.77	13166.77	19303.77
	b	Corporate / Wholesale Banking Operations	15672.85	29478.56	15672.85
	c	Retail Banking Operations	22971.07	6387.33	22971.07
		Total	57947.69	49032.66	57947.69

(Segment Assets and Liabilities are as on 31st March of the previous year)
The above Results have been approved by the Central Board at the Meeting held on the 30th July 2009 and were subjected to Limited Review by the Auditors.

Mumbai
Date : 30.07.2009

S. K. BHATTACHARYYA
MD and CC & RO

R.SRIDHARAN
MD & GE (A&S)

O. P. BHATT
Chairman

FILE NO. 82.4524

Notes:

1. The working results for the period ended 30th June 2009 have been arrived at after considering provisions for NPAs, Bonus, Employees' Benefits (except Pension liability which is ascertained on the basis of actuarial valuation), Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax and items other than advance related on an estimated basis. No provision has been made for Fringe Benefit Tax since the same is being abolished by Finance Bill (No.2) 2009.

2. During the period ended 30th June 2009, the Bank has increased its shareholding in Nepal SBI Bank Ltd. (NSBL) to 55.02% by further purchase of shares for Rs. 41 crores. Consequently, NSBL has become a subsidiary of the Bank w.e.f. 14.06.2009.

3. During the period ended 30th June 2009, the Bank has infused Rs. 20 crores in SBI General Insurance Company Ltd, a joint venture company. The induction of Insurance Australia Group (IAG) with 26% shareholding will be done after securing the necessary IRDA approval.

4. The bank has signed an MOU in October, 2008 with State General Reserve Fund (SGRF) of Oman, for a general purpose private equity fund. While the RBI approval has been received, the approval of Govt. of India is still awaited.

5. Pursuant to a scheme of Amalgamation approved by the Central Board at its meeting on 19th June 2009, State Bank of Indore, where SBI holds 98.05% stake, is to be merged with the Bank. The scheme is yet to be approved by the Govt. of India, RBI and other authorities. Pending such approval no effect has been given to the said scheme in the account.

6. As per Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver of Rs. 2744 crores (net of receipts from Government till date) and debt relief of Rs. 785 crores is treated as part of advances and other assets respectively in accordance with the Scheme.

7. The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of Rs. 1110 crores has been made during the period (aggregating to Rs. 3120 crores for the period November 2007 till June 2009) for the Bank's estimated liability in respect of wage revision.

8. The figures of the current period include the working results of the branches of erstwhile State Bank of Saurashtra (SBS) consequent to its merger with the Bank in August 2008. Hence, the figures of the previous period are strictly not comparable.

9. Number of Investors Complaints received and disposed of during the quarter ended 30th June 2009:
   (i) Pending at the beginning of the quarter – nil. (ii)Received during the quarter – 52. (iii)Disposed of during the quarter – 52 (iv) Lying unresolved at the end of the quarter – nil.

10. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

S. K. BHATTACHARYYA
Managing Director and CC & RO

R. SRIDHARAN
Managing Director and GE(A&S)

O. P. BHATT
Chairman

FILE NO. 82.4524

In terms of our Review Report of even date

R G N Price & Co.,
Chartered Accountants

P.M.Veeramani
Partner : M.No.023933

S. K. Mittal & Co
Chartered Accountants

S. K. Mittal
Partner : M.No. 008506

Vardhaman & Co.,
Chartered Accountants

V. Baskaran
Partner : M.No. 012202

D. P. Sen & Co.,
Chartered Accountants

Sudip Kumar Biswas

S. K. Biswas
Partner : M.No.062836

Jain Kapila Associates
Chartered Accountants

D. K. Kapila
Partner : M.No. 016905

Delta Singla & Co.,
Chartered Accountants

Mukul Bansal
Partner : M.No. 84281

G M Kapadia & Co.,
Chartered Accountants

Rajen Ashar
Partner : M.No. 048243

A K Sabat & Co.,
Chartered Accountants

D.Vijaya kumar
Partner : M.No. 051961

Dutta Sarkar & Co.,
Chartered Accountants

B. K. Dutta
Partner : M.No. 016175

V K Jindal & Co.,
Chartered Accountants

V. K. Jindal
Partner : M.No. 070666

Guha Nandi & Co.
Chartered Accountants

Dr.B.S.Kundu
Partner : M.No. 051221

A R Viswanathan & Co
Chartered Accountants

A.V. Venkatachalam
Partner : M.No. 19546

Chokshi & Chokshi
Chartered Accountants

Rajnikant Chokshi
Partner : M No. 7498

Gupta & Shah
Chartered Accountants

Sharad Shah
Partner: M.No. 070601

Mumbai
30th July 2009.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
31.10.2009
Ref. No.:
CO/S&B/JAIN/2009/ 2140

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR
THE QUARTER/ HALF YEAR ENDED 30TH SEPTEMBER, 2009

We enclose for your information, a copy of our letter No. CO/S&B/JAIN/2009/2107 dated 31.10.2009 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the reviewed (unaudited) financial results for the quarter/half year ended 30th September 2009.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl. as above

RECEIVED
2009 NOV -3 A 10:48

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 31-10-2009
Ref. No.: CO/S&B/JAIN/2009/2107

Dear Sir/Madam,

FILE NO. 62.4324

LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER/ HALF YEAR ENDED 30TH SEPTEMBER, 2009

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed (unaudited) financial results of the Bank for the quarter/half year ended 30th September, 2009, approved by the Central Board of the Bank at its meeting held at Mumbai on date.

Yours faithfully,

(S.W.Tanksale)
General Manager
Encl. as above

FILE NO. 82.4524

Notes:

1. The working results for the half year ended 30th September 2009 have been arrived at after considering necessary provisions for NPAs, standard assets, standard derivative exposures and investment depreciation on the basis of prudential norms issued by RBI and other provisions made on an estimated basis for Bonus, Employees' Benefits (except Pension liability ascertained actuarially and accounted for), Income Tax (after adjustment for deferred tax), Wealth Tax and for other items/assets.

2. During the quarter ended 30th September, 2009 the Bank has raised Perpetual Debt Instruments of Rs. 1000 crores reckoned as Tier I Capital.

3. During the quarter ended 30th September 2009, the Bank has invested Rs. 4 Crores in Bank of Bhutan Ltd. towards 20% share of Tier I capital fund.

4. During the quarter ended 30th September 2009, the Bank has infused Rs. 30 Crores as equity in SBI Cards & Payment Services (P) Ltd., taking the total investment in the company to Rs. 366 crores.

5. The bank has signed an MOU in October, 2008 with State General Reserve Fund (SGRF) of Oman, for a general purpose private equity fund. While the RBI approval has been received, the approval of Govt. of India is still awaited.

6. Government of India has accorded sanction vide its letter dated 8th October 2009 to the Bank for entering into negotiations for acquiring the business, including assets and liabilities of State Bank of Indore wherein the Bank holds 98.05% stake.

7. As per Agricultural Debt Waiver and Debt Relief Scheme 2008, the amounts receivable from the Central Government on account of debt waiver being Rs. 1883 crores (net of receipts from Government till date) and debt relief being Rs. 843 crores are treated as part of advances in accordance with the Scheme.

8. The Bank has implemented a special home loan scheme for the period December, 2008 to June 2009, arising out of which one time premium has been paid covering the lives of the borrowers over the tenure of the home loan availed. The total premium paid upto 30.09.2009 amounting to Rs. 151.37 crores on account of such scheme is being charged off over average loan period of 15 years and accordingly 1/15th of the premium amount has been charged off during the period.

9. The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of Rs. 1593 crores has been made during the half year ended 30th September 2009 of which Rs. 483 crores is for the current quarter (aggregating to Rs. 3603 crores for the period November 2007 till September 2009) for the Bank's estimated liability in respect of wage revision.

10. The figures of the current period include the working results of the branches of erstwhile State Bank of Saurashtra (SBS) consequent to its merger with the Bank in August 2008. Hence, the figures of the previous period are strictly not comparable.

11. Number of Investors' Complaints received and disposed of during the quarter ended 30th September 2009:
    (i) Pending at the beginning of the quarter – nil. (ii)Received during the quarter – 69.
    (iii)Disposed of during the quarter – 69 (iv) Lying unresolved at the end of the quarter – nil.

12. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

S. K. BHATTACHARYYA	R. SRIDHARAN	O. P. BHATT
Managing Director and CC & RO	Managing Director and GE(A&S)	Chairman

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER 2009

(Rs.in crores)

		Particulars	State Bank of India					State Bank of India (Consolidated)				
			Quarter ended		Half Year ended		Year ended	Quarter ended		Half Year ended		Year ended
			30.09.2009 (Reviewed)	30.09.2008 (Reviewed)	30.09.2009 (Reviewed)	30.09.2008 (Reviewed)	31.03.2009 (Audited)	30.09.2009 (Reviewed)	30.09.2008 (Reviewed)	30.09.2009 (Reviewed)	30.09.2008 (Reviewed)	31.03.2009 (Audited)
1		Interest Earned (a) + (b) + (c) + (d)	17775.56	15846.80	35348.44	29368.70	63788.43	25017.91	22568.88	49689.08	42792.13	91667.61
	(a)	Interest/discount on advances / bills	12648.83	11482.08	25025.95	21476.07	46404.71	18071.29	14802.17	36806.02	31621.43	67288.12
	(b)	Income on Investments	4512.14	3828.75	8850.47	7334.64	15574.11	6216.16	5460.63	12232.84	10515.85	22079.90
	(c)	Interest on balances with Reserve Bank of India and other inter bank funds	404.46	201.81	1053.55	408.88	1474.38	505.31	291.10	1257.42	544.66	1783.50
	(d)	Others	190.45	83.91	318.47	124.11	335.23	225.15	14.16	373.82	110.19	519.09
2		Other Income	3525.16	2242.14	7093.91	4747.01	12690.79	8083.74	4515.42	16575.33	8038.77	21426.08
3		TOTAL INCOME (1+2)	21301.04	17909.64	42342.55	34112.71	76479.22	33101.65	27083.47	[illegible]	50830.90	113093.09
4		Interest Expended	12157.06	10111.18	24614.94	19092.49	42915.29	17146.18	15049.33	34670.33	28559.29	62626.46
5		Operating Expenses (i) + (ii)	4298.96	3605.28	9218.72	6864.47	15648.70	9891.10	6331.18	20608.13	11399.49	26201.15
	(i)	Employee cost	2634.12	2221.20	6045.41	4352.15	9747.31	3722.36	2994.01	7968.90	5867.79	12626.62
	(ii)	Other Operating Expenses	1664.84	1384.08	3173.31	2512.32	5901.39	6168.84	3337.17	12639.23	5531.90	13574.53
6		TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	16456.02	13716.46	33833.66	25957.16	58563.99	27037.28	21380.51	55278.46	39958.98	88827.61
7		OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	4835.02	4193.21	8508.89	8155.55	17915.23	6064.37	5702.96	10955.89	10871.92	24266.48
8		Provisions (other than tax) and Contingencies (net of write-back)	1016.07	610.61	1188.81	2160.08	3734.87	1201.73	1044.42	1596.13	3684.92	6000.08
		--- of which provisions for Non-performing assets	997.38	911.08	2231.62	443.45	2474.97	1301.56	1116.50	2829.01	1021.44	3616.30
9		Exceptional Items	0.00	0.00	0.00	0.00	0.00	0.00	370.57	0.00	370.57	370.57
10		Profit from Ordinary Activities before tax (7-8-9)	3818.95	3582.60	7320.08	5995.47	14180.44	4862.64	4287.76	9362.76	6816.43	17894.83
11		Tax expenses	1328.91	1322.88	2499.68	2094.96	5059.42	1729.48	1829.72	3377.15	2678.37	6721.77
12		Net Profit from Ordinary Activities after tax (10-11)	2490.04	2259.72	4820.40	3900.51	9121.24	3133.16	2458.04	5985.61	4138.06	11173.06
13		Extraordinary items (net of tax expense)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14		Net Profit for the period (12-13)	2490.04	2259.72	4820.40	3900.51	9121.24	3133.16	2458.04	5985.61	4138.06	11173.06
		Share of Minority	0.00	0.00	0.00	0.00	0.00	82.17	79.85	176.09	118.96	217.78
15		Net Profit after Minority Interest	2490.04	2259.72	4820.40	3900.51	9121.24	3050.99	2378.19	5809.52	4019.10	10955.28
16		Paid-up equity share capital (Face Value of Rs. 10 per share)	634.88	634.88	634.88	634.88	634.88	634.88	634.88	634.88	634.88	634.88
17		Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	57312.81	48401.19	57312.81	48401.19	57312.81	71785.81	60604.91	71785.81	60604.91	71756.51
18		Analytical Ratios										
	(i)	Percentage of shares held by Government of India	59.41%	59.41%	59.41%	59.41%	59.41%	59.41%	59.41%	59.41%	59.41%	59.41%
	(ii)	Capital Adequacy Ratio										
		Basel I	12.47%	12.14%	12.47%	12.14%	12.97%	[redacted]				
		Basel II	14.11%		14.11%		14.25%					
	(iii)	Earnings Per Share (EPS) (in Rs.)										
		(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	39.22 (not annualised)	35.61 (not annualised)	75.93 (not annualised)	61.53 (not annualised)	143.77	48.06 (not annualised)	37.46 (not annualised)	91.51 (not annualised)	63.40 (not annualised)	172.48
		(b) Basic and diluted EPS after Extraordinary items	39.22 (not annualised)	35.61 (not annualised)	75.93 (not annualised)	61.53 (not annualised)	143.77	48.06	37.46 (not annualised)	91.51 (not annualised)	63.40 (not annualised)	172.48
	(iv)	NPA Ratios										
		(a) Amount of gross non-performing assets	17375.76	11846.19	17375.76	11846.19	15714.00	[redacted]				
		(b) Amount of net non-performing assets	9927.29	6617.86	9927.29	6617.86	9677.42					
		(c) % of gross NPAs	2.99%	2.38%	2.99%	2.38%	2.84%					
		(d) % of net NPAs	1.73%	1.34%	1.73%	1.34%	1.79%					
	(v)	Return on Assets (Annualised)	0.97%	1.13%	0.95%	0.99%	1.04%					
19		Public Shareholding										
		--- No. of shares	257673022	257673022	257673022	257673022	257673022					
		--- Percentage of Shareholding	40.59%	40.59%	40.59%	40.59%	40.59%					
20		Promoters and Promoter Group Shareholding										
	(a)	Pledged/Encumbered										
		Number of Shares	NIL									
		Percentage of Shares (as a percentage of the total shareholding of promoter and promoter group)										
		Percentage of Shares (as a percentage of the total share capital of the company)										
	(b)	Non-encumbered										
		Number of Shares	377207200	377207200	377207200	377207200	377207200					
		Percentage of Shares (as a percentage of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%					
		Percentage of Shares (as a percentage of the total share capital of the company)	59.41%	59.41%	59.41%	59.41%	59.41%					

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Half Year ended		Year ended
			30.09.2009 (Reviewed)	30.09.2008 (Reviewed)	30.09.2009 (Reviewed)	30.09.2008 (Reviewed)	31.03.2009 (Audited)
1		Segment Revenue (income)					
	a	Treasury Operations	5994.49	4314.49	12379.92	8643.39	19838.88
	b	Corporate / Wholesale Banking Operations	6457.72	5094.81	12736.71	9808.74	24241.41
	c	Retail Banking Operations	8848.83	8500.34	17225.92	15660.58	32398.93
		Total	21301.04	17909.64	42342.55	34112.71	76479.22
2		Segment Results (Profit before tax)					
	a	Treasury Operations	1341.42	108.68	4683.09	-708.18	3744.44
	b	Corporate / Wholesale Banking Operations	1438.51	1572.63	2421.25	2601.04	5071.12
	c	Retail Banking Operations	1702.43	2337.33	1463.83	4964.96	7222.86
		Total	4482.36	4018.64	8568.17	6857.82	16038.42
		Add / (Less) : Unallocated	-663.41	-456.04	-1248.09	-862.35	-1857.98
		Operating Profit	3818.95	3562.60	7320.08	5995.47	14180.44
		Less : Income Tax	1328.91	1322.88	2499.68	2094.96	5059.42
		Less : Extraordinary Profit / Loss	0.00	0.00	0.00	0.00	0.00
		Net Profit	2490.04	2239.72	4820.40	3900.51	9121.24
3		Capital Employed (Segment Assets - Segment Liabilities)					
	a	Treasury Operations	19303.77	13146.77	19303.77	13146.77	19303.77
	b	Corporate / Wholesale Banking Operations	15672.85	29478.56	15672.85	29478.56	15672.85
	c	Retail Banking Operations	22971.07	6407.33	22971.07	6407.33	22971.07
		Total	57947.69	49032.66	57947.69	49032.66	57947.69

(Segment Assets and Liabilities are as on 31st March of the previous year)

The above results have been approved by the Central Board of the Bank at the meeting held on 31st October 2009 and were subjected to "Limited Review" by the Statutory Central Auditors of the Bank.

Mumbai
Date : 31.10.2009

S. K. BHATTACHARYYA
MD & CCRO

R. SRIDHARAN
MD & GE (A&S)

O. P. BHATT
Chairman

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 06.10.2009
Ref. No.: CO/S&B/JAIN/2009/ 1878

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/1848 dated 06.10.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl: as above

RECEIVED
2009 NOV -3 A 10:47

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date 06.10.2009

Ref. No.: CO/S&B/JAIN/2009/1848

FILE NO. 82.4524

Dear Sir/Madam,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No. SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 05th October 2009 issued by M/s Sudit K Parekh & Co., Chartered Accountants, for the quarter ended 30.09.2009, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) Total number of shares held in NSDL, CDSL and in physical form are:

a) Total number of equity shares held in physical form	1,34,40,049
b) Total number of equity shares held in dematerialized form	62,14,40,173
Total	**63,48,80,222**

ii) The Register of Members (RoM) is updated.
iii) All requests received for dematerialisation during the quarter have been processed within 21 days.

Yours faithfully,

(S.W.Tanksale)
General Manager
Encl. as above

Sudit K Parekh & Co

Chartered Accountants

Ballard House, 2nd Floor, Adi Marzban Path, Ballard Pier, Fort, Mumbai – 400 001
Ph: + 91 22 6617 8000, Fax: + 91 22 6617 8002
Email: admin@skparekh.com

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity shares issued by State Bank of India held in physical and dematerialized form as at 30th September, 2009. The record of physical shares is maintained by the Registrar and Transfer Agent M/s. Datamatics Financial Services Ltd. and dematerialized shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

1. For Quarter ended : 30th September 2009
2. ISIN : INE 062A01012
3. Face value : Rs.10/-
4. Name of the Company : State Bank Of India
5. Registered Office address : Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400021.
6. Correspondence address : Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7. Telephone & Fax Nos : 22883888/22855348
8. Email address : gm.snb@sbi.co.in
9. Names of the Stock Exchange where the company's securities are listed : BSE, NSE, Ahmedabad SE, Madras SE, Calcutta SE, Delhi SE.

		Number of shares	% of Total Listed Capital
10.	Issued capital	63,48,80,222	100%
11.	Listed capital (Exchange-wise) (as per company records)	63,48,80,222	100%
12.	Held in dematerialized form in CDSL	41,00,62,126	64.59%
13.	Held in dematerialized form in NSDL	21,13,78,047	33.29%

14.	Physical	1,34,40,049	2.12%
15.	Total no. of shares (12+13+14)	63,48,80,222	
16.	Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15)	Not Applicable	

FILE NO. 82.4524

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principle Approval pending for SE (Specify names)
NOT APPLICABLE						

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18.	Register of members is updated (Yes / No) If yes updated up to which date	:	Yes, 30th September,2009
19.	Reference of previous quarter with regards to excess Dematerialized Shares, if any	:	NIL
20.	Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why?	:	NOT APPLICABLE
21.	Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay.	:	Based on test check we have observed that during this quarter all Demat requests have been processed within 21 days.

Total no. of Demat requests confirmed after 21 days	No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days	Nil	Nil	Nil

SUDIT K. PAREKH & CO. MUMBAI CHARTERED ACCOUNTANTS

22.	Name, Telephone & Fax No. of the Compliance Officer of the Co.	:	Mr. Mrinal Shanker GM Compliance E-mail: gm.compliance@sbi.co.in Tel. No: 22741450, 22021392
23.	Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS	:	M/s Sudit K. Parekh & Co, Chartered Accountants, Ballard House, 2nd Floor, Adi Marzban Path, Ballard Pier, Fort, Mumbai 400 001. Tel. No. 6617 8000 Fax No. 6617 8002 Reg. No. 110512W
24.	Appointment of common agency for share registry work	:	If yes, (name and address): Datamatics Financial Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093.
25.	Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE)	:	NIL

FILE NO. 32.4524

FOR **SUDIT K. PAREKH & CO.**
Chartered Accountants

(D. S. KHATRI)
Partner
M. No. 16316
Mumbai; dated: 5th October, 2009

SUDIT K. PAREKH & CO. MUMBAI CHARTERED ACCOUNTANTS

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 07.10.2009
Ref. No.: CO/S&B/JAIN/2009/

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 14g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 30th SEPTEMBER 2009

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/1856 dated 07.10.2009 addressed to the Bombay Stock Exchange, Mumbai.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 07.10.2009
Ref. No.: CO/S&B/JAIN/2009/1856

Dear Sir/Madam,

SHAREHOLDING PATTERN AS ON 30th SEPTEMBER 2009

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of the shareholding pattern of the Bank as on 30th September 2009. We also enclose a soft copy of the same which has been e-mailed as well.

Yours faithfully,

(S.W.Tanksale)
General Manager
Encl. as above

(I)(a) Statement showing Shareholding Pattern

Name of the Company:		STATE BANK OF INDIA						
Code:	SE							
Quarter -ended: 30-Sep-2009								
Face Value 10.00								
Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX) = (VIII)/(IV)*100
(A)	Shareholding of Promoter and Promoter Group							
1	Indian							
(a)	Individuals/Hindu Undivided Family	0	0	0	0.0000	0.0000	0	0
(b)	Central Government/State Government(s)	1	377,207,200	377,207,200	61.8250	59.4139	0	0
(c)	Bodies Corporate	0	0	0	0.0000	0.0000	0	0
(d)	Financial Institutions / Banks	0	0	0	0.0000	0.0000	0	0
(e)	Any Other (specify)	0	0	0	0.0000	0.0000	0	0
	Sub Total (A)(1)	1	377,207,200	377,207,200	61.8250	59.4139	0	0
2	Foreign							
(a)	Individuals (Non-Resident Individuals/Foreign Individuals)	0	0	0	0.0000	0.0000	0	0
(b)	Bodies Corporate	0	0	0	0.0000	0.0000	0	0
(c)	Institutions	0	0	0	0.0000	0.0000	0	0
(d)	Any Other (specify)	0	0	0	0.0000	0.0000	0	0
d-i		0	0	0	0.0000	0.0000	0	0
d-ii		0	0	0	0.0000	0.0000	0	0
	Sub Total (A)(2)	0	0	0	0.0000	0.0000	0	0
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	1	377,207,200	377,207,200	61.8250	59.4139	0	0
(B)	Public shareholding						N.A	N.A
1	Institutions						N.A	N.A
(a)	Mutual Funds/UTI	283	31,539,499	31,510,519	5.1694	4.9678		
(b)	Financial Institutions / Banks	73	564,039	550,799	0.0924	0.0888		
(c)	Central Government/State Government(s)	3	122,428	470	0.0201	0.0193		
(d)	Venture Capital Funds	0	0	0	0.0000	0.0000		
(e)	Insurance Companies	25	71,286,892	71,285,642	11.6841	11.2284		
(f)	Foreign Institutional Investors	566	62,661,758	62,557,083	10.2704	9.8699		
(g)	Foreign Venture Capital Investors	0	0	0	0.0000	0.0000		
(h)	Any Other (specify)	0	0	0	0.0000	0.0000		
(h-i)		0	0	0	0.0000	0.0000		
(h-ii)		0	0	0	0.0000	0.0000		
	Sub Total (B)(1)	950	166,174,616	165,904,513	27.2364	26.1742		

DATAMATICS FIN. SER. LTD. MUMBAI

2	**Non-institutions**						N.A	N.A
(a)	Bodies Corporate	4,275	27,564,645	27,497,161	4.5212	4.3449		
(b)	Individuals							
i)	Individuals - shareholders holding nominal share capital up to Rs 1 Lakh	677,252	35,517,406	22,486,967	5.8214	5.5943		
ii)	Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh	51	2,149,535	2,149,535	0.3523	0.3386		
(c)	Any Other (specify)	0	0	0	0.0000	0.0000		
(c-i)	Non Resident Indian	4,155	452,362	430,229	0.0741	0.0713		
(c-ii)	Trusts	157	298,269	268,779	0.0489	0.0470		
(c-iii)	OCB	4	1,100	700	0.0002	0.0002		
(c-iv)	Foreign National	4	297	297	0.0000	0.0000		
(c-v)	Foreign Body Corporates	3	295,510	295,510	0.0484	0.0465		
(c-vi)	Clearing Member	486	439,636	439,636	0.0721	0.0692		
	Sub Total (B)(2)	**686,387**	**66,738,760**	**53,568,814**	**10.9386**	**10.5120**		
	Total Public Shareholding (B)=(B)(1)+(B)(2)	**687,337**	**232,913,376**	**219,473,327**	**38.1750**	**36.6862**	N.A	N.A
	Total (A+B)	687,338	610,120,576	596,680,527	100.0000	96.1001		
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**24,759,646**	**24,759,646**	**xxxx**	**3.8999**	N.A	N.A
	GRAND TOTAL (A)+(B)+(C)	**687,339**	**634,880,222**	**621,440,173**	**xxxx**	**100.0000**	**0**	**0**

DATAMATICS FIN. SER. LTD. MUMBAI

MAINMENU

(I)(b) **Statement showing Shareholding of persons belonging to the category of Promoter and Promoter Group**

30-Sep-09

Sr. No.			Name of the shareholder	Total Shares held		Shares pledged or otherwise encumbered		
				Number of shares	As a percentage of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub clause (I)(a)
(I)			(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
1			PRESIDENT OF INDIA	377207200	59.4139	0	0.0000	0.0000
TOTAL				377207200	59.4139	0	0.0000	0.0000

DATAMATICS FIN. SER. LTD. MUMBAI

MAINMENU

(II)(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares						30-Sep-2009
Sr. No.	DP ID	Client Id	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C)	No of Folios
1			THE BANK OF NEW YORK	GDR	24759646	3.8999	1
TOTAL					24759646	3.8999	1

ATICS FIN. SER. LTD. MUMBAI

MAINMENU

(II)(a)	Statement showing details of Depository Receipts (DRs)				
					30-Sep-2009
Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares (i.e., Grand Total (A)+(B)+(C)	No of Folios
1	GDR	12379823	24759646	3.8999	1
TOTAL		12379823	24759646	3.8999	1

MATICS FIN. SER. MUMBAI

MAINMENU

(I)(c)	Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares				30-Sep-2009
Sr. No.	DP ID	Client id	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1			LIFE INSURANCE CORPORATION OF INDIA - GROUP	64693815	10.1899
2			ICICI PRUDENTIAL LIFE INSURANCE COMPANY LTD	8985216	1.4153
TOTAL				73679031	11.6052

DATAMATICS FIN. SER. LTD. * MUMBAI

MAINMENU

(I)(d)	Statement showing details of lock in shares				
					30-Sep-2009
Sr. No.	Name of the shareholder	Category of Shareholder	Lock in date	Number of lock in shares	Lock in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
TOTAL				0	0

MATICS FIN. SER. LTD. MUMBAI

MAINMENU

(B)(2)(c)(iii) Statement showing Shareholding of persons belonging to the category OCB

30-Sep-2009

Sr. No.	Dpid	Client Id	Name	Shares Held	% To Capital	No. Of Folios
1	IN302470	10793810	YONKERS FINANCE CORPORATION LIMITED	600	0.0001	1
2		03081050	CGL HOLDINGS MAURITIUS LTD	350	0.0001	1
3	12012107	00015841	KHEDA INFIN AND MARKETING PVT LTD	100	0.0000	1
4		03106131	TAKEOFF ENTERPRISES LTD (MAURITIUS)	50	0.0000	1
			TOTAL	1100	0.0002	4

DATAMATICS FIN. SER. LTD. MUMBAI